EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$16,601
Fixed charges:
Interest expense	3,046
One-third of rents, net of income from subleases (a)	267
Total fixed charges	3,313
Add: Equity in undistributed loss of affiliates	159
Income before income tax expense and fixed charges, excluding capitalized interest	$20,073
Fixed charges, as above	$3,313
Ratio of earnings to fixed charges	6.06
Including interest on deposits
Fixed charges, as above	$3,313
Add: Interest on deposits	672
Total fixed charges and interest on deposits	$3,985
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$20,073
Add: Interest on deposits	672
Total income before income tax expense, fixed charges and interest on deposits	$20,745
Ratio of earnings to fixed charges	5.21

(a)	The proportion deemed representative of the interest factor.